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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                Amendment No. 1

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                                NELLCOR PURITAN
                              BENNETT INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                NELLCOR PURITAN
                              BENNETT INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.00L PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  640275 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             C. RAYMOND LARKIN, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              4280 HACIENDA DRIVE
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 463-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                With a Copy to:

                          ROBERT M. MATTSON, JR., ESQ.
                            MORRISON & FOERSTER LLP
                     19900 MACARTHUR BOULEVARD, 12TH FLOOR
                            IRVINE, CALIFORNIA 92612
                                 (714) 251-7500

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This Amendment No.1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed on July 29, 1997 (as amended, the "Schedule 14D-9"), relating to the offer of NPB Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Mallinckrodt Inc., a New York corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $.001 per share, of Nellcor Puritan Bennett Incorporated, a Delaware corporation (the "Company"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and, together with such shares of Common Stock, the "Shares") at a purchase price of $28.50 per Share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated July 29, 1997, and as amended from time to time.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that (i) on July 15, 1997 Boudewijn Bollen, an Executive Vice President of the Company, exercised options to purchase 6,000 shares of Common Stock in connection with a loan from the Company of approximately $93,000, which loan is secured by such shares, (ii) on July 7, 1997 each of the Company's non-employee directors (Messrs. Dole, Glaser, Grafton, Hammond, McDonnell, Van Bronkhorst and Morton and Dr. Lavizzo-Mourey) received the automatic annual grant of an option to purchase 10,000 shares under the Company's 1988 Stock Option Plan for Non-Employee Directors (the "Directors' Plan") and (iii) on July 15, 1997 Burton Dole, Jr. transferred without consideration 30,824 shares of Common Stock to certain family members (or trusts for their benefit).

  (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Securities Exchange Act of 1934, each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.
 -----------
  Exhibit 1  Agreement and Plan of Merger, dated as of July 23, 1997, by and among Nellcor Puritan Bennett Incorporated, Mallinckrodt Inc. and
             NPB Acquisition Corp.+
  Exhibit 2  Press Release dated July 23, 1997.*+
  Exhibit 3  Form of Letter to Stockholders, dated July 29, 1997.*+
  Exhibit 4  Form of Letter to Stockholders, dated August 4, 1997.**

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*  Included in the Schedule 14D-9 mailed to the Company's stockholders.
** Material to the Company's stockholders on August 5, 1997.
+  Previously filed.
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 1997.

                                                    /s/ Laureen DeBuono
                                          By:__________________________________
                                                      Laureen DeBuono
                                              Executive Vice President, Human
                                              Resources, General Counsel and
                                                         Secretary

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